Global X Funds
600 Lexington Avenue, 20th Fl
New York, NY 10022

October 12, 2018

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303
Attention: Raymond Be

Re: Global X Funds (“Trust”)
File Nos. 333-151713, 811-22209

Dear Mr. Be:

On behalf of the Global X Funds (the “Registrant” or the “Trust”) and its series, the Global X DAX Germany ETF, Global X Nasdaq 100® Covered Call ETF and Global X S&P 500® Covered Call ETF (the “Funds,” each a “Fund”), included in Post-Effective Amendment No. 530 (the “Amendment”) to the Registrant’s registration statement on Form N-1A, below you will find the Registrant’s responses to the comments conveyed by you on September 21, 2018 with regard to the Amendment. The Amendment was filed with the U.S. Securities and Exchange Commission on August 6, 2018 pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”).

Below we have provided your comments and the Registrant’s response to each comment. These responses will be incorporated into a post-effective amendment filing to be made pursuant to Rule 485(b) under the Securities Act. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment. Page numbers refer to the page numbers of the August 6, 2018 Amendment filing.

1.	Comment: Represent supplementally that no sales of shares of Funds included in this registration statement will occur until after the reorganization of target funds into the Funds has closed.

Response: Registrant will make such supplemental representation in a supplement filed pursuant to Rule 497 shortly after the Funds’ post-effective amendment filing pursuant to Rule 485(b) becomes effective.

2.
Comment: With respect to the footnote to the Global X DAX Germany ETF regarding the expense limitation agreement, the expense limitation agreement should run for at least one year from the effective date of the registration statement, or references to the expense limitation agreement should be removed from the summary section of the prospectus.

Response: Registrant has revised the disclosure consistent with this comment.

3.
Comment: With respect to the footnote to the Global X DAX Germany ETF regarding the expense limitation agreement, please clarify that the three year period of the expense limitation agreement refers to the three years prior to the date of reimbursement.

Response: Registrant has revised the disclosure consistent with this comment.

4.
Comment: With respect to the footnote to the Global X DAX Germany ETF regarding the expense limitation agreement, provide the SEC with clarification with respect to the “other things” that are conditions to reimbursement being made to the Adviser.

Response: The phrase, “other things” was intended to provide the Global X DAX Germany ETF the ability to not reimburse the Adviser should regulatory changes arise that would prevent it from doing so.

5.
Comment: In the first paragraph under the Global X DAX Germany ETF’s Principal Investment Strategies section, please clarify how the index defines the “30 largest German companies in terms of liquidity.”

Response: Registrant has revised the disclosure consistent with this comment.

6.	Comment: In the first paragraph under the Global X DAX Germany ETF’s Principal Investment Strategies section, please clarify what is meant by the “Prime Standard segment.”

Response: Registrant has revised the disclosure consistent with this comment.

7.
Comment: In the last paragraph under the Global X DAX Germany ETF’s Principal Investment Strategies section, clarify whether the disclosure made is with respect to industry concentration rather than sector.

Response: As of October 1, 2018, none of the Global X DAX Germany ETF, Global X NASDAQ ® 100 Covered Call ETF or Global X S&P ® 500 Covered Call ETF would have been concentrated in a particular industry. As the of same date, however, the Global X NASDAQ ® 100 Covered Call ETF had significant exposure to the information technology sector.

Registrant deems sector exposure, which it views as exposure to a group of related industries, as material to a potential investor’s decision to invest in the Funds and, as such, includes a discussion of sector exposure in the Funds’ prospectuses. Registrant has clarified that the Global X NASDAQ ® 100 Covered Call ETF has a “significant exposure” to the information technology sector rather than a “concentration” in that sector.

8.	Comment: In “Sector Risk” disclosure under the Global X DAX Germany ETF’s Summary of Principal Risks section, clarify whether the disclosure relates to industry concentration.

Response: As of October 1, 2018, none of the Global X DAX Germany ETF, Global X NASDAQ ® 100 Covered Call ETF or Global X S&P ® 500 Covered Call ETF would have been concentrated in a particular industry. As the of same date, however, the Global X NASDAQ ® 100 Covered Call ETF had significant exposure to the information technology sector.

Registrant deems risk associated with significant sector exposure as material to a potential investor’s decision to invest in the Funds and, as such, includes a discussion of sector risk in the Funds’ prospectuses. Registrant has clarified that the Global X NASDAQ ® 100 Covered Call ETF has a “significant exposure” to the information technology sector rather than a “concentration” in that sector.

9.
Comment: To the extent Item 9 disclosure under “A Further Discussion of Principal Risks” relates to principal risks that are not included in the summary section of the prospectus of each Fund, add such disclosure to the summary section of the prospectus.

Response: Registrant has revised the disclosure consistent with this comment.

10.
Comment: With respect to the “Asset Fluctuation Risk” disclosed under the “A Further Discussion of Principal Risks,” consider revising the caption to more closely describe the risk factor discussed for each Fund to the extent applicable.

Response: Registrant has renamed “Asset Fluctuation Risk” to “Large Shareholder Risk” in response to this comment.

11.	Comment: With respect to the “Custody Risk” disclosed under the “A Further Discussion of Principal Risks,” clarify how this risk applies to the Global X DAX Germany ETF.

Response: Registrant has removed this risk.

12.	Comment: With respect to the last paragraph in “European Economic Risk” disclosed under the “A Further Discussion of Principal Risks,” clarify how this risk applies to the Global X DAX Germany ETF.

Response: Registrant has removed this risk.

13.
Comment: With respect to the last paragraph in “Foreign Securities Risk” disclosed under the “A Further Discussion of Principal Risks,” revise the reference to align with the greater than expected percentage of investment in one country.

Response: Registrant has revised the disclosure consistent with this comment.

Please do not hesitate to call me at (646) 716-3239 if you have any questions regarding the foregoing.

Sincerely,
/s/ Lisa K. Whittaker
Lisa K. Whittaker